Filed by Tableau Software, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934, as amended

Subject Company: Tableau Software, Inc.

(Commission File No. 001-35925)

The following communications are being filed in connection with the acquisition of Tableau Software, Inc. (“Tableau” or the “Company”) by salesforce.com, inc. (“salesforce”).

All Hands Meeting Transcript

The following is the transcript of an all hands meeting that took place in-person and via videoconference between members of Tableau management and Tableau employees on June 10, 2019:

(0:00) Alright, good morning Tableau! Good morning, good morning. I’m here in Northedge, I know there are folks in conference rooms throughout the Seattle Area, the US, EMEA, APAC I’m not quite sure, might be a little unseemly time of day there.

But thank you so much to all for gathering on really short notice. Really appreciate it. Today is obviously a really huge and really exciting day for Tableau. I am super excited, I can’t wait to kind of talk with all of you guys both now and over time about what’s going on.

First thing I want to say is I’m sure there’s just a ton of different emotions going on. I’ve had a little bit of time to kind of process all this, and I know everybody will need a little time. I’m sure there’s all range of emotions, starting with a little bit of shock and needing to, you know, work through it all. We’re all going to do that at our own pace and together over time.

We wanted to get together right away and start the conversation. I’ve got some perspectives on this, we’re going to have a lot of other meetings throughout the day and the week where there’ll be other perspectives. And then there’s all the stuff we don’t know. And I’m just gonna have to, and other folks are just gonna have to say “we don’t know,” about all sorts of things. It’s still so early in this, I just wanted to say this up front, I’m sorry that, you know, it’ll have to be a thing which unveils itself over time, that’s just the nature of it. We’ll just be honest and answer things we know, and say we don’t know what we don’t know. I also apologize, I’ve got just a few notes here. There’s about eight things I want to hit, and I’m sure I’ll leave out one or two if I don’t have a little bit of a cheat, so that’s the reason for that.

But yeah, as I know you all know, we’ve entered into a definitive agreement to be acquired by Salesforce. That was just signed. We would anticipate the actual agreement to close and to be official in give-or-take a couple of months from now. It takes some time to go through all the legal and governmental, and the SEC, and the shareholders and all that stuff. So it’s a couple month, give or take, process. But we’ve kind of signed the definitive agreement for that to happen.

So, look: like thousands of you, a huge reason I came to Tableau and I’m here, is this incredible thing about this company, it’s this mission focus that defines the company as much as anything I think. And we all know what that mission is, and it’s a really incredible, special thing. And, you know it makes me think back on the history of the company and different folks here have been here for different pieces of that history, but you know we started 16 year ago down in the Bay Area, you know quickly moved to Seattle, got its first few customers, you know grew over time, went public just over 6 years ago. You know, more importantly it’s just built an amazing amazing product—first there’s Desktop, and then there’s Server, and all sorts of functionality around both of those. Then we’re expanding out into brand-new products like data prep, and now data cataloging coming around the corner, and all sorts of other exciting things. And a deep platform with, you know, over 75 different data sources that we connect to. You guys know all this, it’s an incredible platform. We’ve also built incredible capabilities around, you know, marketing and talking to our customers, and field presence, selling to them, and servicing them. It’s just an incredible set of capabilities that have been built.

And it’s used by a lot of people, right? You know, over 86,000 customer accounts, millions of human beings, people that have used Tableau, and that’s just an incredible thing that the people at this company have built. And again, in not that long occurring of a time actually.

(4:23) So, when we were approached about this, I mean we were obviously heads down and going about our business. But, through those discussions we quickly saw that we’re a special company, and Salesforce is a special company too. They’ve built something incredible, starting in the CRM space. First with sales, then, kind of like we’ve been expanding—they’re a few years ahead of us, but expanding into marketing, and service, and now application integration and a bunch of different areas. You know, very very successful company—a lot of customers. Similar growth and expanding out and really building a platform over time.

And it very quickly became apparent just how exciting some of the similarities—some of the synergies, I should say—between the companies. Again it’s still early and we don’t have plans, it’s more like hopes and dreams, but if you start thinking about the product side, it’s got everything from all of those Salesforce customers using… think about how we use Salesforce, and how many thousands of people here use Salesforce… the opportunities for integration there and to put Tableau in front of those people in their work fabric, in those experiences. You look at Mulesoft and this whole application integration space, the ability to integrate. And of course we do all sorts of things which are just many many and myriad of other ways in which people are being analysts, or doing analysis, many of which have nothing to do with customer-facing things. That’s a chance for us to add extra value to all of those customers, and to bring Salesforce capabilities to them.

I think from a marketing and sales perspective, this is just an incredible potential accelerant for us. So if you just look at the many thousands of field people that Salesforce has, you look at Dreamforce which has 175,000 people that descend on San Francisco. We get to market there for free now. So, things like that can be incredibly powerful if you say “well what can we do, what are some of the most dramatic things we could be conceivably doing to take amazing capabilities that we have built, and continue to build, and what’s the biggest thing that we can do to tell the world about them, and to get those out into the world?” I can’t think of much bigger than this.

So really, fundamentally, to me this is a way to potentially dramatically accelerate our ability to accomplish our mission, to make further progress on it, and to kind of get that vision of really, you know, everyone in the world being able to see and understand data. You know, we talk about entering the era of analytics ubiquity—this is going to help make analytics much more ubiquitous. In fact, we’ve been jokingly calling it “accelerated ubiquity”—I’ll give the marketing team credit for that.

So I think there’s lots of possibilities. I realize everything I just said is a little bit high level, that’s intentional. We’re still two separate operating companies, and we haven’t gotten down to the nitty gritty of that, but I think the opportunities are incredible.

(8:00) Really, really importantly—all that stuff’s well and good, but a huge and important thing and a driving factor behind our thinking this was a good idea at all, and something that our founders, our board, our senior management team, you know all have spent a lot of time on is the culture, the values, the people. And those are things which are incredibly important to Tableau and again are intrinsic to why so many of us are here, and have chosen to be here. And it’s quite amazing to me how much overlap, how much similarity there is in those elements, how culturally similar we are. How much sharing there is of the same types of values. Maybe different words here or there, but the same types of values. You know starting with just an [inaudible] focus on the customer, they talk about customer success, we talk about a relentless customer focus in driving our businesses through that lens.

A strong focus on employees, and wanting employees to be empowered and challenged and successful and growing personally and professionally. They put a ton of effort into that. And I’m excited to understand what some of those programs and possibilities are and see how we can even continue to improve in that to match.

Salesforce has a really strong focus on quality and equity, has really been leading in many ways in the tech industry in those areas. You know we think those things are really important. I think we are doing some cool things in those areas. I also think we have improvements we have to make and I’m confident will make. And again, there’s a shared desire to really be strong in those areas.

Community in two senses is huge for both companies. First, the Tableau community and Salesforce has the Trailblazers. I think they got 1.3 million Trailblazers and both have these kind of passionate communities, I think can be really fun and really cool to see how we can bring all of those communities together. And then, community in the sense of giving back to our local communities, and our global communities, and trying to do good in the world, right? So much of what we’re trying to do is to help improve the world in many different ways. And again, you know, at our scale we are trying to be leaders in that area with all the activities through the foundation, and all of the other things you guys do. And you know, Salesforce has really been an amazing leader in this area to all sorts of leadership positions over the years. It’s really been impressive to watch, I think again the incredible similarities between the companies and the deep belief in the necessity and urgency of being great corporate citizens. And being part of our local communities and our global communities

And some of the words actually are similar. A big word at Salesforce is Ohana, which is Hawaiian for family and the top floor of all the salesforce towers they’ve opened up a communal floor called the Ohana floor. And you think well what’s the word we use? We have this hashtag #DataFam and we talk a lot about our data family. I like that kind of symmetry in how there’s these very similar concepts. I think that really excites me, I think it excites our management team, it excited our founders and our board as they thought about what a great symbiotic and comfortable and exciting place for us to be associated with going forward.

Ok so how are we going to operate? To me, I think what we get is the best of both worlds. On the one hand, we get the global resources, there’s talk about a smart and leading company like Salesforce. And to get access to all those resources and get the ability to accelerate everything that were doing. At the same time, Tableau is going to continue to operate independently under the Tableau brand. We’ll look forward to seeing everybody at Tableau Conference in November. I’m going to look forward to continuing to be the sales... that was a slip of the tongue wasn’t it [Laughs] Tableau CEO [Laughs] Do we get to edit this tape or what’s the deal there?

(12:55)

[Audience laughter] The entire senior leadership team is in place, is staying in place. Everyone of my direct reports, everyone is excited and looking forward to the future, it’s a new chapter but it’s the same mission and it’s the same future, and we’re all excited to be on that journey with all of you.

In fact, one of the things that Marc’s most excited about is Seattle. In fact, I think he called it their HQ2 this morning on the investor call. They’ve already got over 1,000 people here mainly in Bellevue and they’re super excited about our presence and I think if you ask about the big anchor tenants, of a dramatically expanded Seattle presence and I think that’s really exciting for all of us. To really be this kind of anchor—a huge portion of what’s going to be a really important place in the combined company—so I think again, a lot of good things there.

Let me just give you a couple of brief details about the agreement itself and there’s more online on the Wiki and FAQ about this and I’m going to try hard not to get in trouble with the legal team but I’m also going to try and put it in plain English and I find those two things are conflicting when I try to give this explanation. [audience laughter]

First, one question I know is on some people’s minds is you know ‘all Tableau equity—vested, unvested—whatever’—all translates over into Salesforce equity, you know. Same vesting schedule, same unvested RSUs at the ratio that I’ll talk about in a second will become Salesforce RSUs—those schedules, all untouched.

You know, the literal thing that’s happening, in this acquisition is you know, one share of Tableau stock is being exchanged for 1.03 shares of Salesforce stock. Now what does that mean? What it means is that when we signed the agreement this weekend, you know given where everything closed on Friday in the market, that it was a little bit over 40% premium to our $125 stock price, so 42% premium to our Friday stock price. Now, that given the Salesforce you know average price that was used at the close on Friday, and the deal of course itself is only going to close in give or take a couple of months and I can’t begin to tell you what the Salesforce stock price will be then, therefore what the premium actually—the premium is going to go up and down everyday, right?—but, at least when it was signed this weekend those are the facts. So, it was a very very healthy return, so the total consideration that that equates to is about $17 billion dollars—this is a historic transaction in the software industry, this is a big, big deal.

Again, I’m sure you have a lot more questions about those kinds of transaction things and we’ll try to put as much of that as we can up on the Wiki

Ok, next steps. So, we got this meeting, I know there’s a bunch of other meetings which are going to happen throughout today and probably going into tomorrow, kind of by department, by geography, I think there are schedules which have been put out telling you which meetings are available. I encourage you to go to any and all of those that you want to go to.

At the same time, again, you’re just going to have to bear with everybody because there’s just a lot of stuff that we’re just not going to know quite yet. And as soon as we do know more, we’ll continue to update the Wiki, we’ll continue to do more Q&A sessions, HR will continue to get that information out. You know, I look forward to doing lots of Q&A and interaction to kind of help however I can and I know the rest of the leadership team is equally committed to that.

Very very importantly, nothing today is any different for our customers. They are out there. They need help. They need to buy, they need to deploy, they need to be successful. So, this is a big deal, I know folks are going to come to sort of pause and take a little time to figure this out for themselves—totally understandable that we’re all going to do that but, we also gotta keep going and get back to work—our customers are there, we gotta keep servicing them, we gotta keep going and I know everybody is going to be motivated to keep business going and remember that our customers need us to be there to help them succeed. So, for our customers, it’s going to be business as usual.

Ok, as I said we don’t have answers to everything but hopefully we have answers for some things. So why don’t we take questions now. So, Adri? Adri will be our MC.

[ADRIANA GIL MINER] Hello! Everyone—thank you. We’re going to start here with a question from Slack.

There are a lot of questions around benefits, and you know, is this impacting vacation, annual bonus, general benefits?

[ADAM SELIPSKY] Ok so, some things we probably do know and some things we definitely don’t. So, the bonus plan for this year remains intact and we’re in the middle of that obviously, you know, almost halfway through that year, so no change there this year to the corporate bonus plan. In terms of the other benefits, I just don’t think we know. We haven’t gotten there yet—what will happen to vacation plans, you know, medical or anything like that. We’re just gonna have to kind of go through that process. You know we’ve got a lot of great people in HR who are going to be kind of leading us in that benefit process.

[ADRIANA GIL MINER] OK I’ll do another question and then in the room if you want to do another question please raise your hand and we have some mics and we’ll get those to you.

So you know what does this mean for being the Switzerland of data? Are we going to be able to sell to non-Salesforce customers?

[ADAM SELIPSKY] So, flexibility and choice for our customers is not up for debate. That is core to what we do, that is unchanged. So, we’re going to keep adding data connectors, that connect to all the data sources that our customers care about. We’re going to allow them to deploy in any environment they care about—on-premises, multiple public clouds, fully managed SaaS offering. That’s core to who we are, it’s core to the benefit we provide. And, that’s not going to change. And you can see through the history of things like Salesforce’s MuleSoft acquisition last year, you know they just keep on growing [inaudible] in terms of servicing all their customers. So, there’s no change to that strategy. If anything, we just need to figure out how to go faster.

[20:16]

[ADRIANA GIL MINER] Want to take a question from the room?

[AUDIENCE MEMBER] What happens to the ESPP?

[ADAM SELIPSKY] I don’t know. And Michele is, I think, indicating that I think none of us know. So, sorry, but thanks for being patient.

[ADRIANA GIL MINER] Okay, I can take—do we have another one? Okay.

[AUDIENCE MEMBER] And what about options? Unexercised options?

[ADAM SELIPSKY] Same answer as equity. Options will get a translator over at the same ratio to Salesforce options.

[ADRIANA GIL MINER] I’ll take another one from Slack here because we have quite a bit. What are you most concerned about getting right in this transition?

[ADAM SELIPSKY] Undoubtedly there are a lot of things we need to get right. I think I’ll kind of spout off a few in no particular order that leap to mind. I think, absolutely for sure in my mind, it starts with us, the people. This is—I believe that a lot of us believe that this is just an incredibly exciting opportunity, that there are great, great challenges and growth opportunities for us personally, for us as a company, for our customers, and I just want to really make sure that everybody understands what those possibilities are, and I really hope that everyone really shares that sense of opportunity and what can be. So, in a similar vein, we want to make sure we do a great job of finding out and then providing information on all these different topics as quickly and as efficiently as possible. I’m sure we’ll stub our toe a few times in that process, but I hope we do that really well. I think that’s really big. I think really importantly, as I mentioned earlier, I think it’s really important we just keep our focus on our customers and we keep servicing them and we keep making them successful. And if we do those things, you know, I think pretty much everything else should naturally come into focus.

[ADRIANA GIL MINER] Okay.

[AUDIENCE MEMBER] So, Tableau Conference in November—all’s [inaudible] good, solid?

[ADAM SELIPSKY] The question is ‘What about Tableau Conference this November? Is this still all thumbs up for that?’ Yes, one-word answer, Jock. Yes. Tableau Conference is alive and well. We have a lot—

[AUDIENCE MEMBER] Will we have a chance to go to Dreamforce?

[ADAM SELIPSKY] Sorry?

[AUDIENCE MEMBER] Will we have a chance to go to Dreamforce?

[Audience laughter]

[ADAM SELIPSKY] All of us? Look, they have 175,000, what’s another four or five thousand, right? We will absolutely—I’m going to go on a limb even though, again, it’s not like we’ve discussed this deeply. I’m going to go on a limb right now and say yeah, we’ll have a presence at Dreamforce for free.

[Audience laughter]

[ADAM SELIPSKY] But no, all joking aside—they’re paying a lot of money for this, okay? A fair value.

[Audience laughter]

[ADAM SELIPSKY] Fair value, fair value but a lot of money. And you know, part of that is the Tableau Community, it’s the Tableau brand, what we’ve accomplished with customers, and one of the big places where you see that on display is obviously Tableau Conference. So, everyone I’ve talked to at Salesforce is as excited about TC as I am.

[ADRIANA GIL MINER] And we’ll take another one from Slack here. There’s a few questions about having access to Salesforce, like for example, it says ‘Salesforce people,’ ‘Can we find fellow data nerds at Salesforce? Can we talk to them?’

[ADAM SELIPSKY] So the question… Can we find other…

[ADRIANA GIL MINER] Can we talk to them and connect?

[ADAM SELIPSKY] Ah. So, for right now we are still two independent operating companies. We are not a combined entity, and again, that’s going to take, give or take, a couple months, is our best guess. To the extent that we want to have contacts and collaborations and that type of thing with people at Salesforce, please go through our legal department or through our HR who can help route that, and we’ll make sure that we figure out which conversations we can have—and there are some we can—and which conversations we can’t have—and there are some that we can’t—as two independent companies. We’ll just kind of look to those groups who’ll be the experts in guiding us through that.

[ADRIANA GIL MINER] I believe there’s a question in that corner? Thank you.

[AUDIENCE MEMBER] Hi, can you walk us through kind of the time frames? Like, did you get a phone call in the middle of the night? Someone…

[Audience laughter]

[AUDIENCE MEMBER] Like, how did that—what was the time frame? What was your initial reaction? How did that change over time? What sort of due diligence did you and the team do on Salesforce and how their prior acquisitions have gone, and stuff like that?

[ADAM SELIPSKY] Yes, so, as I said, we were approached. We were kind of down to business, and we were approached, but I actually can’t talk about that right now because the SEC filings haven’t gone in and that stuff is all in the SEC filings. Keenan, Kristin, and Kelly can tell me how I do here, but we can’t selectively disclose that information until the filings go, and that’s a hardcore requirement. That stuff will be int here and once it is, I’m happy to talk about that. But I will just say at a high level that as everybody who’s deeply marinating in this conversation—our founders, the board, the management team—who thought about Salesforce, it really seemed to us like a best-case scenario in terms of like, wow. This is a great company. It’s hard for me to think about personally…Well gosh, who would possibly accelerate our mission? Who would possibly enable our customers to succeed more than this type of partnership? I apologize that I can’t say more than that right now.

[ADRIANA GIL MINER] We’ll take one more from Slack here. There’s a few questions around product integration…how do we integrate with Einstein? Will their cloud engineering help us with Tableau Online?

[ADAM SELIPSKY]: So I don’t think we have specific answers to any of that yet. As I mentioned at the outset, it’s a little more about eager anticipation and excitement. I think we kind of look at this as having two really cool toolboxes and we get to look at all the tools inside and we get to figure out you know, which ones are useful there. And so through various organic and inorganic development by Salesforce, they’ve got a lot of cool assets, technical assets, which might be interesting in our environment. You know, things like the AI and ML-driven capabilities built into various Einstein features and capabilities they’ve launched and I could in my mind’s eye envision things like that being useful in our environment so there’s a lot of possibilities there.

And I mentioned MuleSoft, which is their integration cloud and just the possibility, again not a plan, but the possibility…think about all the new data sources that Tableau might in time get to connect to that MuleSoft makes, provides really easy access to. So I think there could be potentially in-product integrations, more on the UI layer and I’m sure that Tableau gets exposed to more and more and more customers who are already deep Salesforce customers.

So I think our technical teams are going to have a field day, sitting in rooms talking to each other and brainstorming and thinking about what’s possible together.

[AUDIENCE MEMBER] : So my first reaction this morning when I read the news was, well this is probably going to fix our Salesforce connector problem that we’ve been dealing with [LAUGHTER]. And you said…you talked a little bit about how this is going to help accelerate our mission and give us access to Salesforce customers and all those resources, but I wonder when you talked to the board and when you talked to Marc Benioff and you think about you know, three to five years in the future. What does that look like for the combination of the companies?

[ADAM]: Look, it’s a great question and I certainly don’t pretend to have all the answers to that and I think we will discover many aspects of that answer together over time but I think….you know, as I take a step back…to me it’s two things…one, is just, if I put on the Tableau hat, is this potential to dramatically accelerate our progress and our mission. And I talked about that, so I won’t repeat that, but I think that could be profound.

And if you look at MuleSoft for example, they were doing pretty well as a company…and by the way, for those that don’t know…it was done about a year and a quarter ago, and before this, was Salesforce’s largest acquisition. It was, I think, a little over six and a half billion dollars. It was meaningful. MuleSoft was a great company, they were doing well, and after the acquisition, their revenue is now growing about 50% per year. They by the way hired...they’re hiring about 50% per year. And so just kind of accelerating in all dimensions while continuing to operate in a pretty much on an independent basis as well. So I think there’s some interesting parallels there.

Um, but I think if I look at the combined thing and I try and take the three to five year question, to me, it could be ultimately it could be about having a grand, unified view of all the data in your organization. And other pieces, the MuleSoft helps with that, there’s Tableau obviously on the analytics and visualization layers, there’s all these other Salesforce apps which are both, where data is being created and then curated and then eventually exposed. And so I think having a unified view that you can then act upon in powerful ways of all the data in the organization and I think that could be really neat if we can actually accomplish that.

[0:30:55]

[ADRIANA GIL MINER]: Adam, I am going to take another question here from Slack [inaudible] because there’s lots of rooms that can’t be here—there’s few questions about job security in the broader offices. What does this mean for peoples’ roles?

[ADAM SELIPSKY]: Again, we’re business as usual here. We have a lot of work to do. We are going to continue growing. I think the driving force behind this deal is to just allow both companies to really grow rapidly and to serve all our customers together. And that’s going to take more people. And so, again, look at MuleSoft. I mean they just doubled down and hired 50% more people approximately year over year. And we are going to operate independently inside of Salesforce. So really continue to do what we’re doing with our existing teams. I am quite confident that we will continue to grow and double down in capabilities where there’s sales, where there’s additional development. I won’t go through every group in the company. We won’t be able to grow and to service what we need to service without continuing to grow aggressively. So I think that the growth will be intact. I think that our teams what they are going to grow and accomplish the next few years as well.

[ADRIANA GIL MINER]: Ok. There’s also a few questions around office, oh sorry.

[ADAM SELIPSKY]: That’s ok while they get the mic I’ll take a few questions.

[ADRIANA GIL MINER]: Okay, there also a few questions around offices. Sorry. There are a few questions about the HQ2, Salesforce, are we going to be combining offices with Bellevue and that sort of thing. [inaudible]

[ADAM SELIPSKY]: Again, There’s no plans, no discussions, at least that I am aware of around physical office space. I think we’ll work through all of that. We have great facilities here, which everybody respects. I just don’t think we haven’t worked through that stuff at all.

[UNKNOWN AUDIENCE MEMBER]: How will transfers work, I am going to say from Salesforce to Tableau? If I have a friend who is at Salesforce and want to recruit him here? [laughter] What happened?

[ADAM SELIPSKY]: I love it. The recruiting pipeline is already opened. So let me give two answers there. The first answer is I don’t know. Because we haven’t begun to talk—sorry three answers. One of which is we are still two independent companies so there is nothing official that could take place yet. The second answer is I don’t know what the answer will be because we haven’t discussed it. The third answer is I know with MuleSoft there were folks for example that I know in EMEA were told hey go figure out what roles at MuleSoft are open go apply for those if you want to. So it was actually in that example encouraged. So I could see the potential for a really good recruiting pipeline for us. But again, I can’t speculate on that yet.

[ADRIANA GIL MINER]: Here’s one that is getting a lot of likes. Do we get any board seats? Does our board go away?

[ADAM SELIPSKY]: So yes, we’re the board of a public company. If we’re not a public company, we do not have a board of a public company. We have a wonderful board, and they won’t be intact anymore.

[UNKNOWN AUDIENCE MEMBER]: What happens to Tableau Foundation and the grants that we committed to and stuff like that?

[ADAM SELIPSKY]: Well, I’ll give you two answers to that. Again, we’ve discussed no specific of that. So I can’t say I’ve had a discussion and have an answer definitively to that. I’ll say we’ve punched above our weight with Tableau Foundation in terms of the impact we have. Well, Salesforce has a lot of weight, and they punch with their full weight. I mean they are incredibly committed to philanthropy and giving back. And they are one of the pioneers of the 1-1-1 program which is; and I’m going to screw it up, I am not even going to try. Go look it up. It’s about revenue and employee hours and things like that in terms of giving back to communities.

[0:35:49:6]

I’m not aware, personally, of a company who is more involved—a tech company—who is more involved in their community and has a deeper commitment to giving back. So I would speculate, if anything, our foundation and our philanthropic efforts and our community efforts can only get a shot in the arm. I can’t wait to see what we might dream up together.

[ADRIANA GIL MINER]: Well, there’s a few questions around recently Salesforce has taken a stance against some of their [inaudible] selling guns, some retailers or something like that. I’m trying to paraphrase three or four questions. So, they’re wondering, are we—is that policy going to apply to us? Or what’s going to happen with that type of public stance?

[ADAM SELIPSKY] : Haven’t discussed that yet. Don’t know. So I think that will have to go on the list of good questions to figure out over time.

[AUDIENCE MEMBER] : We’re currently in a blackout period for buying Tableau stock—buying and selling. So is that blackout also extended now to Salesforce stock?

[Audience laughter]

[ADAM SELIPSKY] : I’m not an attorney so I’m not going to answer that question, but it’s a very good question for us to get you an answer to. In fact, we should and we should get that up on the wiki. That would be an important question for people to know the answer to.

[ADRIANA GIL MINER] : We’ll add it and also add stock@tableau.com.

[ADAM SELIPSKY]: Sorry, what’s that, Adri?

[ADRIANA GIL MINER] : stock@tableau.com. Yes, but we will add it too. Thank you. Any more questions? Okay, so we’re almost up on time, so I do want to ask one question here on Slack we had. The question that everybody wants to know is what will happen to Friday bagels?

[Audience laughter]

[ADAM SELIPSKY] : Alright. So I’m just gonna put it out there, you know. If Bagel Friday goes, I go.

[Audience laughter]

I’m getting the hook here, so, it’s time for us to wrap up. So, let me just say again: I think that this is a huge, huge opportunity for us. Honestly, I could not be more excited. It’s a huge change. I have had a little time to process this and I’ve still got the uncertainty and what’s gonna happen and all these good questions that I’m like, “Oh, that’s a good question. I wish I knew the answer to that question.” And it’s going to take a little time for everybody to process this and I know everybody’s going to do it their own way—some instantly, some over an extended period of time. Some with euphoria, some with, you know, uncertainty, doubt, whatever. It’s all okay. Let’s help each other however we can, but just know that the leadership team, our founders, and I, you know, are incredibly excited and just wired in for this opportunity. We’re going to get together a lot more. We’ll have the departmental meetings. We’ve also got our colleagues to be from Salesforce coming up later this week. We’re going to have their Chief Product Officer, their head of Corp Dev, probably also a couple of other people. We don’t have an exact agenda yet, but we’ll probably try and get together some bigger group event. We’ll probably do some smaller things with folks as well, so it’ll just be an opportunity to kind of start that process. Until then, again, let’s help each other out. Let’s each kind of process this in our ways, but also let’s remember our customers and try and keep on serving them.

Thanks again everybody. Look forward to—I personally look forward to continuing the conversation with you guys. We’ll do more kind of Q&As in different venues. Try and get as much information out there as we can, as soon as we can. And could not be—as always—could not be more excited about the future and our mission than I am today. Thanks to all of you.

Additional Information and Where to Find It: The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements: This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at

www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Founders Video Transcript

The following is the transcript of a video recording of Christian Chabot and Chris Stolte made available to employees of Tableau in connection with the transaction beginning on June 10, 2019.

Christian Chabot: Hello team Tableau, it’s Christian Chabot and today is a big day for our company. It seems like yesterday that we were standing on the floor of the New York Stock Exchange, having worked over ten years to build a real company, worthy of the world. And now six years later we have even bigger news. We have decided to combine forces with one of our great partners, Salesforce, to take our company to even higher places. This was not an opportunity we were looking for, it was one that came to us. But as we started to learn more about the possibilities here, we became extremely excited. In short, Tableau is widely known as having the best products in our industry, probably ever. We also have the most beloved products by customers. And now we have the opportunity to continue to innovate and work on our great product directions while also teaming up with one of the world’s most important companies with market reach and market impact and market reputation that is beyond anything we’ve known.

Our conversations with Salesforce have made it clear that we can have the best of both worlds. We can remain a largely independent company under the same management team and with our great employees while also benefiting from their expertise and market reach and credibility and of course the product integration possibilities before us now. This is big news for our customers and I believe we are creating one of the most potent, competitive forces with this move in the 60-year history of this industry. We have really great things in front of us.

Tableau was born in 2003, about the same time as the arrival of my first child, Noah. And in fact, one of our first offices was a bedroom in my home, that I still live in, that Noah basically decided he wanted to occupy instead of the company. And so point being that, the softer and finer elements of the company we’ve built have been very much on my mind as we’ve been thinking about this possibility. By that, I mean our workplace, our culture, our reputation in our communities, our standing as a great corporate citizen in the world. And in that regard, I couldn’t be more excited that Salesforce is our suitor. In fact, they set the world standard in many of these areas, and along our whole journey have been one of the companies we’ve looked up to in that regard. And so I have a great feeling about what it can mean both for our business and as our reputation as an employer and citizen company.

We have great years ahead of us with this next act. In fact, it was just a few years ago that we announced that Chris and I would be stepping back to board positions and a new management team would be leading us forward. If we look back at those three years now, I’ll be the first to say that they’ve gone even better than I imagined they could go. And so we march forward once again under the same leaders, under the same mission to help people see and understand their data. But this time with one of the great alliance partners in the world at our side. I’m extremely excited about this acquisition and know we have great years ahead of us.

Chris Stolte: Thanks Christian. Hi everyone, I’m really glad to have an opportunity to share my perspective on this announcement. I am really excited about this deal, as excited as a stoic Canadian gets. We weren’t looking to be acquired but this has emerged as a really special opportunity to accelerate our mission. And I have to be honest, I was a skeptic at first. You know, we’ve had a lot of success thus far going alone. We’ve gone from people dismissing our mission to tens of thousands of companies deeply embracing our products. At the same time, despite our success, we’ve really only seized a small part of the opportunity. You know when we started I saw a huge opportunity, that’s even bigger now than I had realized then. And as I’ve learned more about Salesforce, I’ve gotten really energized about what this partnership could do for our mission. A mission that I’ve personally been on since February of 2000. Salesforce has an amazing team, they’ve got very broad reach, an incredible brand, market leading products, and deep technical expertise. These are all things that could help us accelerate and help more people. Like Tableau, they’re also what I would call a special company. We’re very aligned on culture, on missions to empower and disrupt, and on a desire to constantly innovate.

As a product person, I see this as positioning us really well for some really important technical trends. For example, software moving to the cloud. This is something we are already doing and doing really quickly but they are a leader in SaaS and together there’s no way this can’t make us a better cloud product.

I was super excited already about things like data catalog and object model and Hyper and those all just got way more important. But the most important thing I get excited about is that this makes it even more important for us to lead and innovate on analytics. We have an opportunity and a responsibility to leap even further ahead on our core differentiator. And we need to seize that opportunity. So, from my perspective, yesterday our mission was to help people see and understand data. And tomorrow we’ll be on that same mission, but we get to go faster and bigger. Thanks everyone.

Additional Information and Where to Find It: The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements: This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings;

ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.